Can-Fite Granted Patent on the Manufacturing of CF101 in Japan

The patent confers exclusive right for the manufacturing of CF101 in Japan until 2028 and bolsters license agreement that Can-Fite has already signed in Japan

Petach Tikva, Israel – February 25, 2014 Can-Fite BioPharma  Ltd. (TASE:CFBI), (NYSE MKT:CANF), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that the Japan Patent Office (JPO) has granted a Japanese patent which bears the Patent No. 5467872 and is titled “Process for the Synthesis of IB-MECA”. This patent describes a method for the chemical synthesis of the A3 adenosine receptor agonist, IB-MECA, which is the active pharmaceuticals ingredient (API) of the CF101 drug candidate. Under its patent rights, Can-Fite will have exclusive rights for the manufacturing of CF101 in Japan till 2028.

This patent has added significance for the company in light of the exclusive Japanese license agreement that Can-Fite has already entered into with Seikagaku Corporation (SKK). Under the agreement, Can-Fite granted a license to SKK to develop and commercialize CF101 for autoimmune inflammatory indications in Japan. The terms included up to $20 M in upfront and milestone payments plus up to 12% royalties. Such payments are subject to development and marketing milestones. To date $7.5M has been already received.

Dr. Ilan Cohn, Can-Fite Chairman and Senior Partner at the Reinhold Cohn Patent firm, said today that "This current patent on the manufacturing of CF101 in Japan is a substantial addition to Can-Fite’s Japanese patent portfolio and bolsters the deal with SKK. Can-Fite estimates that this patent, and the previously issued patents related to the utilization of CF101 for the treatment of inflammatory diseases, will set an extremely high barrier to entry for any potential competitors in Japan and will secure Can-Fite's dominant position in its field."

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the "TASE") (TASE: CFBI). Level II American Depository Receipts of the Company currently trade on the NYSE MKT (NYSE MKT: CANF). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and the A3AR is developed as a biological predictive marker. Can-Fite's lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases including Rheumatoid Arthritis and Psoriasis. Can-Fite's CF102 drug candidate is being developed for the treatment of liver diseases and CF602 is being developed for the treatment of inflammation and sexual dysfunction. To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously spun off its activity in the ophthalmic field to OphthaliX Inc., in which it holds 82%, and is currently listed on the U.S. Over-the-Counter Markets (OTCQB: OPLI).

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

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